RECEIVED

2008 JUL 21 A 10: 48

[illegible] Rule 12g3-2(b) File No. 82-34680

Sumitomo Corporation

July 17, 2008

[redacted]

08003912

By Federal Express

U.S. Securities and Exchange Commission

Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

SUPPL

Re: File No. 82-34680/Sumitomo Corporation
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

On behalf of Sumitomo Corporation (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

1. Annual Securities Report dated June 20, 2008.[in Japanese].

Annual Securities Report (including audited annual financial results) filed with the Director of Kanto Local Finance Bureau stating the results for the fiscal year ended March 31, 2008.

PROCESSED
JUL 23 2008
THOMSON REUTERS

Enclosed herewith please find the following document:

2. Press Release dated July 17, 2008 referring to "Notice Concerning Dissolution of our Consolidated Subsidiary" [English translation].

7/21

Sumitomo Corporation
1-8-11, Harumi, Chuo-ku, Tokyo, 104-8610 Japan

This letter, together with the enclosure[s], shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed materials constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me via the enclosed pre-paid Federal Express envelope and label.

Very truly yours,

Koichi Takahata
Corporate Officer,
General Manager of the Investor Relations Dept.
Sumitomo Corporation

(Tel:81(3)-5166-3487, Fax: 81(3)-5166-6292).

For Immediate Release

(This is an English translation of the Japanese original.)

July 17, 2008

Sumitomo Corporation

Susumu Kato, President and CEO

Code No. 8053 Tokyo Stock Exchange, 1st Section

Contact : Mitsuru Iba,

Corporate Communications Dept.

Tel. +81-3-5166-3089

Notice Concerning Dissolution of our Consolidated Subsidiary

This is to inform you that GeoFocus LLC (a subsidiary wholly-owned by the Sumitomo Corporation Group; hereinafter referred as GeoFocus) adopted its dissolution and SPPI shall finish its liquidation on or after December 31, 2008.

1. Reason for dissolution of GeoFocus

GeoFocus was acquired in June, 2001, but, because of economical reasons, we decided to cease operations. Therefore, GeoFocus will be dissolved after liquidating its assets.

2. Profile of the dissolved company (as of the end of June, 2008.)

(1) Company Name : GeoFocus LLC

(2) Location of Headquarter : United States of America

(3) Month of Foundation : June, 2001

(4) Paid-in Capital : USD 3,800,000

(5) President : Gary Wisgo

(6) Business Description : Development and Sale of Communication Systems

(7) Result from Recent Business Years (Millions of US Dollars) :

	2006/3	2007/3	2008/3
Sales	1.9	2.3	5.9
Ordinary Profit	(1.8)	(10.0)	(8.7)
Net Profit	(1.1)	(6.0)	(5.2)

3. Schedule of the liquidation

The liquidation of GeoFocus shall be finished on or after December, 2008.

4. Effect on Business Results

The dissolution of GeoFocus has slight effect on our consolidated business results.

END